July 24, 2009

Terrence E. Bichsel
Executive Vice President and
Chief Financial Officer
FirstMerit Corporation
III Cascade Plaza, 7th floor
Akron, Ohio 44308

        Re: FirstMerit Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Form 10-Q for Fiscal Quarter Ended March 31, 2009
               File No. 0-10161

Dear Mr. Bichsel:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                Angela Connell
                                Reviewing Accountant